Exhibit 2.4

Debenture Certificate (Series A)

Smile.Communication Ltd.

Registered debentures (Series A)

No of the Company Par Value – Series of NIS

Registered debentures (Series A): __________

No ________

1.

This certificate certifies that Smile.Communication Ltd. (the “Company”) will pay to the holder of this debenture or to the person who will be at such time the registered holder of this debenture (the “Bond Holder”), on March 15st of each of the years from the year 2009 to the year 2016 (inclusive), 12.5% of the nominal value of this debenture. The principal of the debenture will be linked to the Consumer Price Index published on February 15, 2007, with respect to January 2007.

2.

The unpaid balance of the debenture (as shall be from time to time) will bear annual interest at a rate of 5.85% the principal amount of the debenture will be linked to the Consumer Price Index published on February 15, 2007, with respect to January 2007 and in accordance with the following linkage terms described below.

3.

If the debentures will be registered for trade, subject to the Company’s decision as detailed at “The terms that on the other side of the page”, the interest rate of the debentures will change, and from the date of the registration for trade of the debentures, The unpaid balance of the debentures (as shall be from time to time) will bear, after indexing such amount to the Consumer Price Index as detailed at “The terms that on the other side of the page”, an annual interest as shall be determined in the tender which will not exceed 4.75% and will not be less than 4.25%. The principal amount of the debenture will be linked to the Consumer Price Index published on February 15, 2007, with respect to January 2007.

4.

The Interest with respect to the unpaid balance of the principal of the debenture (after indexing the principal of the debentures to the Consumer Price Index) will be paid once every 12 months on March 15th of each of the years from the year 2009 to the year 2016 with respect to the 12-month period that ended on the last day prior such date (the “Interest Period”). Notwithstanding the above, the first interest payment will be made on March 15, 2009, with respect to the period of the commencement of the debentures payments and until March 14, 2009 based on a 365-day year. The last interest payment on the debenture will be made on March 15, 2016, together with the last payment of the principal of the debenture.

5.

From every payment of interest and/or linkage differences, any income tax that is required to withheld at source, will be deducted, however, the Company shall not withhold at source if prior to the payment the Bond Holder will present to the Company an approval from the tax authorities with respect to a full or partial exemption that has been granted to the Bond Holder with respect to withholding tax at source.

6.

Any amount of principal or interest that is not paid on time shall bear an interest for delay in the amount of the interest for outstanding debit balances of Bank Discount Le’Israel at that time, from the date that was set for the payment until the actual payment.

7.

The debentures of this series are issued pursuant to the trust deed the dated March 8, 2007 that was signed between the Company and SHIF HAZENFRATZ TRUSTEES (2004) LTD. as the trustee (hereinafter: “The Trust Deed”) together with the appendices attached thereto. It is hereby clarified that the provisions of this Trust Deed are an integral part of the terms and conditions of the debentures.

8.	All the debentures from this series shall apply with respect to each other on a ‘pari passu’ basis, and no debenture shall have any preferential right upon each other.

9.	This debenture is being issued pursuant and subject to the conditions that appear on the other side of the page and in the Trust Deed.

Signed with the Company’s stamp on May 8, 2007.

In the presences of__________________________